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                                                                       Exhibit 5

Report of the Board of Directors of InCentive Capital AG, Zug, in respect of the public exchange and purchase offer of Zimmer Holdings, Inc., Warsaw (USA), of June 19, 2003 for all outstanding bearer shares of InCentive Capital AG

The Board of Directors of InCentive Capital AG, Zug, ("InCentive") issues the following report in accordance with article 29 (1) of the Stock Exchange and Securities Trading Act and articles 29-32 of the Takeover Ordinance of the Takeover Commission in respect on the public tender offer of Zimmer Holdings, Inc. ("Zimmer") of June 19, 2003 for all outstanding shares of InCentive (the "Zimmer Offer"):

     1.   Recommendation

The Board of Directors has unanimously resolved to recommend to the shareholders of InCentive to postpone their decision whether or not to accept the Zimmer Offer until further notice. Messrs. Rene Braginsky and Hans Kaiser have abstained from voting in connection with this resolution due to the conflict of interest described under 3. below.

     2.   Reasons

On April 25, 2003 Smith & Nephew Group plc ("Smith & Nephew") extended a public tender offer each to the shareholders of Centerpulse AG ("Centerpulse") and InCentive. The price offered by Smith & Nephew for each InCentive share under Smith & Nephew's offer for InCentive (the "Smith & Nephew Offer") equals 25.15 new Smith & Nephew shares and CHF 73.42 in cash for each Centerpulse share held by InCentive plus the adjusted Net Asset Value of InCentive on the last day of the offer period, divided by the number of publicly held InCentive shares. Based upon an opinion of KPMG dated April 10, 2003, the Board of Directors of InCentive recommended in its report of April 16, 2003 to the InCentive shareholders to accept the Smith & Nephew Offer.

On June 19, 2003 Zimmer extended a competing dual offer for Centerpulse and InCentive. The price offered by Zimmer equals 3.68 Zimmer common shares and CHF 120 in cash for each Centerpulse share held by InCentive plus the adjusted Net Asset Value of InCentive on the last day of the offer period, divided by the number of publicly held InCentive shares.

At present, on the basis of the current stock exchange prices and foreign exchange ratios, the price offered by Zimmer is higher than the price offered by Smith & Nephew. However, Smith & Nephew will have the opportunity to amend its offer, in particular to increase the offer price. According to the recommendation of the Takeover Board of July 4, 2003 regarding the transaction timetable, Smith & Nephew may announce an amendment of its offer until August 18, 2003. The Board of Directors of InCentive will render a new report after any amendments of the offers. Further, since not all conditions of the Zimmer Offer (and of the Smith & Nephew Offer) have been fulfilled yet, it is not yet certain whether the Zimmer Offer may be

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consummated. Moreover, because the offer period for both the offers does not expire until August 27, 2003, the shareholders will have sufficient time to make a decision with the full knowledge of the final terms and conditions of the offers. For these reasons the board recommends to its shareholders that they postpone any decision as to which offer they wish to accept.

     3.   Conflicts of Interest

Incentive's Board of Directors is currently composed of Mr. Karl Otto Pohl, president, Rene Braginsky, delegate, Hans Kaiser, member, Joel Mesznik, member, and Eric Stupp, member. Incentive does not have any employees. In compliance with the condition in section A.8.b. of the Smith & Nephew Offer the members of the Board of Directors have resigned and the general assembly of Incentive of June 5, 2003 elected upon proposal of Smith & Nephew Mr. Pierre Chapatte, Paul Chambers and Dr. Pirmin Bischoff as members of the Board of Directors of Incentive. The resignations of the acting members of the Board of Directors and the election of the directors proposed by Smith & Nephew are conditional upon the successful conclusion of the Smith & Nephew Offer. The acting members of the Board of Directors will receive no termination pay upon resignation. If the Zimmer Offer materialises or both the Zimmer Offer and the Smith and Nephew Offer materialise the Board of Director after the execution of the offer or the offers will call a special meeting of the general assembly in accordance with the condition in section 2.5(b) of the Zimmer Offer, which shall decide upon the composition of the Board of Directors.

Mr. Rene Braginsky is also a member of the board of directors of Centerpulse. If the Smith & Nephew Offer materializes, Mr. Braginsky will presumably act as a member of the board of directors of the combined Smith & Nephew group. This is not provided for if the Zimmer Offer materializes.

Incentive Asset Management AG, a company solely held and controlled by Mr. Rene Braginsky with registered seat in Zurich (the "Asset Manager"), administrates InCentive's administration and investments. For further details reference is made to the board report of April 16, 2003 on the Smith & Nephew Offer. Due to the extension of the offer period the Asset Management Agreements have also been extended as described in section 4 below.

Except for the agreements described in section 4 below the Board of Directors is not aware of any agreements or arrangements of its members with Smith & Nephew or Zimmer or with entities of the Zurich Financial Services Group or III Institutional Investors International Corp.

Due to the conflict of interests described in sections 3 and 4 of this report Mr Rene Braginsky and Hans Kaiser have abstained from participating in the deliberation and voting in connection with the assessment of the Zimmer Offer and this report. Mr. Karl Otto Pohl, Joel Mesznik, and Eric Stupp have constituted an independent committee of the Board of Directors, which reviewed the Zimmer Offer and prepared this report without any participation from the abstaining members of the Board of Directors. The independent committee of the Board of Directors will also review any amendments of the offers and make its recommendations in its reports to the shareholders.

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     4.   Intentions of Shareholders holding more than 5% in InCentive

On March 20, 2003 Smith & Nephew Group plc and Smith & Nephew plc entered into a Tender Agreement (the "Tender Agreement") with the main shareholders of InCentive (the "Main Shareholders"), namely "Zurich" Versicherungs-Gesellschaft (acting for itself and for "Zurich" Lebensversicherungs-Gesellschaft and La Genevoise, Compagnie d'Assurance sur la Vie), holding approx. 24.96%, III Institutional Investors International Corp., holding approx. 20.87%, Mr. Rene Braginsky, holding approx. 20%, and Mr. Hans Kaiser (acting for himself and certain of his family members), holding approx. 11.02% of the share capital of InCentive. The Tender Agreement has been summarised in the board report of April 16, 2003. Also on March 20, 2003 InCentive entered into a Transaction Agreement with Smith & Nephew Group plc and Smith & Nephew plc (the "Transaction Agreement") which has also been summarised in the board report of April 16, 2003.

In accordance with the terms of the Tender Agreement, the Main Shareholders have already accepted the Smith & Nephew Offer. The Main Shareholders have notified the Board of Directors that they do not intend to withdraw their acceptance of the Smith & Nephew Offer for the time being, among other things for the reasons set forth in paragraph 2 of this report.

Mr. Rene Braginsky is the sole shareholder of InCentive Asset Management AG (the "Asset Manager"). In a termination agreement dated April 2003 the Asset Manager, InCentive, InCentive Investments (Jersey) Limited and BioCentive Ltd have agreed on the conditions to terminate the existing Asset Management Agreements, as further described in the board report of April 16, 2003. The publication of the Zimmer Offer has necessitated an amendment of this termination agreement. The Asset Manager, InCentive, InCentive Investments (Jersey) Limited and BioCentive Ltd have agreed that the existing Asset Management Agreements shall be terminated on the date of execution of the successful InCentive Offer. For its services during the extended offer period the Asset Manager shall from August 2003 on be entitled to a monthly compensation of CHF 750,000, which - measured against the Net Asset Value of Incentive - roughly equals the otherwise contractually owed compensation.

Besides the Main Shareholders, the board of directors is not aware of any other shareholders holding more than 5%.


Zug, 7 July 2003


Karl Otto Pohl               Eric Stupp
Chairman                     Director

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